U.S. Securities and Exchange Commission
Washington, D.C.  20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1. Investment Company Act File Number:	Date examination completed:

	811-5511				December 22, 1997



2.	State Identification Number:



AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO


Other (specify):

3. Exact name of investment company as specified in registration statement:
	Variable Insurance Products Fund II:  Index 500 Portfolio

4. Address of principal executive office:(number, street, city, state, zip code) 82 Devonshire Street, Boston, MA 02109

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in
compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT
PUBLIC ACCOUNTANT



Independent Auditor's Report


To the Board of Trustees of:
Fidelity Index Fund VIP II: Index 500


We have examined the investment accounts shown on the books and records of the Variable Insurance Products Fund II: Index
500 Portfolio (the "Portfolio") from the date of the transition of the custody to Bankers Trust Company on December 1, 1997 to
December 22, 1997. Our examination was made without prior notice to the Portfolio.

Securities owned as of the close of business on December 22, 1997, shown by the books and records audited by us, which were accounted for by count or inspection, without exception, were located in the vault of Bankers Trust Company, except for securities purchased but not received, held by depositories, subcustodians, or out for transfer on that date as to which we obtained confirmations or applied other auditing procedures where confirmations were not received.

Our examination of the investment accounts also included, on a test basis, inspection of broker advices and other appropriate evidence in support of security transactions recorded on the Portfolio's records since December 1, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the investment accounts should be adjusted. Had we performed additional procedures or had we performed an audit of the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Portfolio taken as a whole.

It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.



PricewaterhouseCoopers LLP




New York, New York
July 20, 1998